

October 28, 2011

Via E-mail
Mr. William Cavanaugh, CEO
Vertical Health Solutions, Inc.
7760 France Avenue South, 11th Floor
Minneapolis, Minnesota 55435

> **Re: Vertical Health Solutions, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed September 20, 2011**
> **Amendment No. 2 to Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed September 20, 2011**
> **File No. 001-31275**

Dear Mr. Cavanaugh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on April 21, 2011

Exhibit 99.1
Financial Statements
Notes to Financial Statements, page 6
Fair Value of Financial Instruments

1. Please revise to provide the fair value measurements disclosures required by ASC 825-10-50-10 through 50-19, as applicable, for each period presented.

6. Convertible Debt, page 12

2. We note in your response to comment 32 of our letter dated August 26, 2011 that you believe there is a contingent conversion option because the conversion terms change upon the occurrence of a future event, being the future trading price of your stock. Please further explain to us why the future trading price of your stock is an event that is not controlled by you, and why you believe this results in a contingent conversion option. Refer to ASC 470-20-25-20 and ASC 470-20-05-8.

3. We note in your response to comment 32 of our letter dated August 26, 2011 that, at the time of issuance, the holder could only convert at $0.65 which was the fair value of OnPoint's common stock on that date. Please further explain to us why the holder could only convert at $0.65 at the time of issuance, and tell us where this is stated in Exhibit 4.2 to your Form 8-K filed on September 20, 2011.

7. Stockholders Equity, page 13

4. We note in your response to comment 55 of our letter dated June 17, 2011 that you assigned a $0.001 per share value to the 906,500 shares issued for services on September 15, 2010 (for a total value of $906) because OnPoint was insolvent, it had over $1 million of debt on its balance sheet, had been completely out of cash for the past several months and had lost its technology license with the Mayo Clinic. Please further describe to us the services received by the Company in exchange for the 906,500 shares (or approximately 12.7% of the total outstanding shares as of December 31, 2010), and tell us the fair value of the services received. To the extent that the fair value of the services received was more reliably measurable than the fair value of the shares issued, tell us how you considered ASC 505-50-30-6.

5. We note your response to comment 33 of our letter dated August 26, 2010, and it appears to us that the $0.65 fair value was based on a considered investment in the Company that was never made. Please tell us when you were initially seeking the $800,000 of financing, and tell us the as of date that you determined the $4.6 million pre-money valuation (or $0.65 per share based on 7,143,113 total shares outstanding). Also further explain to us why you believe that this represented the fair value per share over the entire convertible notes offering period, from the fourth quarter of 2010 to the first quarter of 2011.

6. We note your response to comment 55 of our letter dated June 17, 2011 and comment 33 of our letter dated August 26, 2010 with respect to the $0.001 fair value per share on September 15, 2010, and the $0.65 fair value per share on October 20, 2011. We further note the $1.00 exercise price of all stock options that you have issued from inception through June 30, 2011. Please explain to us how you considered the $1.00 exercise price of all stock options granted since inception when determining the $0.001 and $0.65 fair values per share. In this

regard, it appears to us that the fair value per share has remained at $1.00 from inception through June 30, 2011.

Amendment No 1. to Form 8-K filed on September 20, 2011

Description of Business, page 5

7. We note your response to comments one and four of our letter dated August 26, 2011 and the statement that your consultants are "porting the existing quality assurance software system to a cloud-based software-as-a-service platform." Please revise to address the extent to which the porting, when completed, will result in a fully commercialized product as described in your Form 8-K. It is unclear if "updating the existing user interface," "re-writing the reporting framework," "extending the database" or other work is necessary—in addition to the porting—to complete commercialization. Please revise accordingly.

Management's Discussion and Analysis or Plan of Operation, page 14
Results of Operations, page 15

8. Please revise your results of operations discussion to also include the interim periods presented in the Form 8-K. See Item 303(b) of Regulation S-K.

Liquidity and Capital Resources, page 16

9. Please revise to include a detailed analysis that quantitatively and qualitatively describes the significant period-to-period variations in the individual line items of your statements of cash flows, and the resulting impact on your capital position in each period for which financial statements are provided. Also further revise your June 30, 2011 Form 10-Q to provide such disclosure.

10. We partially reissue comment nine of our letter dated August 26, 2011. Please specifically discuss the potential impact of the interest payments on your convertible notes if investors elect to receive the accrued interest in cash. Also please revise your June 30, 2011 Form 10-Q to provide such disclosure.

Item 9.01 Financial Statements and Exhibits, page 38
(a) Financial Statements of Businesses Acquired, page 38

11. We note your disclosure that states: "[i]n accordance with Item 9.01(a), OnPoint's audited financial statements for the fiscal year ended December 31, 2010 and for the period from inception (February 1, 2009) to December 31, 2009, and OnPoint's unaudited financial statements for the quarterly period ended March 31, 2011, are filed with this Current Report." We could not locate OnPoint's audited financial statements for the fiscal year ended December 31, 2010 and for the period from inception (February 1, 2009) to December 31, 2009 as an exhibit to your Form 8-K/A1. Please further amend to provide these financial statements.

Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Notes to Financial Statements (Unaudited), page 6
3. Summary of Significant Accounting Policies and Other Information, page 7
Related Party Transactions

12. We note that under your license agreement with Mayo, you have an obligation to pay minimum royalties to Mayo of $50,000 in 2011 and $100,000 in 2012 and every year thereafter (Article 3.03 of Exhibit 10.1 to your Form 8K/A1). Please describe to us your accounting policy for the minimum royalties, and tell us whether your June 30, 2011 balance sheet includes any accrued and unpaid amounts due to Mayo for the 2011 minimum royalties. Also revise to include disclosure of the minimum royalties due to Mayo (a related party); including any amounts recorded in your financial statements as of and for the six months ended June 30, 2011.

Escrow Shares

13. We note on page 23 that under the terms of the share escrow agreement dated April 15, 2011 (Ex. 10.5 to your Form 8-K filed on April 21, 2011), the 1,000,000 escrow shares will be disbursed to the shareholders of OnPoint upon receipt by VHS of an aggregate of $1 million in equity financing (the "equity release amount"); provided, the equity release amount is received on or before December 31, 2011. Please revise to provide footnote disclosure of the escrow shares transaction, including disclosure of the amount of equity financing that VHS has received as of June 30, 2011 and the amount that remains to be received on or before December 31, 2011.

5. Restricted Cash, page 8

14. We note your disclosure that you had $75,240 of restricted cash held in an escrow account at June 30, 2011, and that you expected the funds to be released in 2 to 4 weeks. We further note that you initially filed your June 30, 2011 Form 10-Q on August 15, 2011, or approximately six weeks after June 30, 2011. Please tell us if the funds were released from escrow as of the initial filing date and, if not, tell us the date that they were released to you.

7. Stockholders' Equity (Deficit), page 9
Stock Purchase Warrant Grants, page 9

15. We note the circumstances under which the exercise price of the warrants may be adjusted under Section 3 of Exhibit 4.1 and 4.2 to your Form 8-K filed on June 13, 2011. Please further describe to us how the exercise prices may be adjusted and provide us with your ASC 815-40-15 analysis to support your accounting for the warrants as equity, as opposed to a derivative liability. Include your

consideration of the adjustments provisions under both Section 3(a) and 3(c) in your response.

Stock Option Grants, page 9

16. We note that you granted 300,000 stock options during April and May 2011 with an exercise price of $1.00. Please tell us the grant date(s) of these stock options. Also explain to us how you determined the exercise price of these stock options, including your consideration of the share price of your common stock that is now traded on the OTCQB under the symbol "ONMD" for all options granted on or after the April 15, 2011 reverse merger.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12
Results of Operations, page 13
Three and six months ended June 30, 2011 compared to June 30, 2010, page 13

17. We note that you include a combined results of operations discussion for the three and six months ended June 30, 2011 compared to June 30, 2010. Please revise to provide a separate discussion for each comparable period that is presented.

Critical Accounting Policies, page 17
Research and Development, page 18

18. We note on page 13 that in January of 2011, you determined that your MRI quality assurance software technology had met the technological feasibility test and therefore, expenditures to commercialize the product of $205,394 for the six months ended June 30, 2011 were capitalized as software development costs. Please describe to us in sufficient detail the activities that were completed for you to conclude that technological feasibility was established in January 2011. Refer to ASC 985-20-25-2. Also further describe to us the nature and type of the costs that you have incurred subsequent to the establishment of technological feasibility, and that you expect to incur in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director